ASX/MEDIA RELEASE	15th August 2005

pSivida in Negotiations regarding a Potential
Acquisition

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) has moved to clarify recent market speculation and advises that it is in negotiations and is undertaking due diligence to acquire a US based specialized drug delivery company ‘USCo’ through the issue of its American Depositary Receipts (“ADR’s”) to USCo shareholders. USCo shareholders could own up to 40% or more of pSivida’s stock following an acquisition.

An acquisition will be subject to completion of due diligence, the finalization of fundamental terms, including the ultimate price and the approval of USCo and pSivida shareholders.

USCo meets the criteria previously stated by pSivida, in keeping with its disclosed strategy of making an acquisition in the US as follows:

▪	Private US company
▪	Products in discrete area of drug delivery
▪	Current revenues from products marketed by a well regarded marketing partner
▪	Product pipeline (including late stage products, phase 3)
▪	Debt free
▪	Drug delivery products with the potential of being married with BioSilicon™ for second generation products
▪	FDA certified facilities
▪	Experienced staff and management with complementary skills to pSivida’s staff
▪	Located in a recognized biotech hub in the USA, close to Pharma and capital markets; and
▪	Capable of becoming the headquarters for pSivida.

Mr. Gavin Rezos, Managing Director of pSivida said, “The potential acquisition presents an opportunity to create a global drug delivery company specializing in nanotechnology, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio.”

Further details will be provided to the market if due diligence is satisfactorily completed and a conditional agreement is reached.

Fundamental terms of any transaction between the two companies have not yet been concluded, and the parties have not yet fully completed due diligence. Therefore, due to the current status of the potential transaction, the company cannot confirm that a transaction will occur.

This announcement follows the recent appointments of two US based Non-executive Directors to the pSivida Board and the inclusion of pSivida on the NASDAQ Health Care Index.

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our ability to negotiate and consummate the proposed acquisition, our ability to successfully integrate the targets operations and employees; the failure of the targets products, including reduced revenue and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com